UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Sungy Mobile Limited
(Name of Issuer)

Class B Ordinary Shares
(Title of Class of Securities)

86737M100**
 (CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class B Ordinary Shares. CUSIP number 86737M100 has been assigned to the American Depositary Receipts (“ADRs”) of the Issuer, which are quoted on The NASDAQ Global Market under the symbol “GOMO.” Each ADR represents 6 Class A Ordinary Shares. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder at any time.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86737M100	13G
1.	Names of Reporting Persons WI Harper INC Fund VI Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) X (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions)	☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (3)
12.	Type of Reporting Person (see instructions) CO

(1)
This Schedule 13G is filed by WI Harper INC Fund VI Ltd. (“Fund”), WI Harper INC VI Management Limited, the manager of Fund (“Manager”), Peter Liu, and David Zhang (collectively, the “Fund Parties”).  The Fund Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
Shares are directly held by Fund.  David Zhang, a director of the Issuer, and Peter Liu are Class C Shareholders of Manager.  Each of David Zhang, Peter Liu, and Manager may be deemed to share voting and dispositive power over the shares held by Fund.

(3)
This percentage is calculated based on a total of 200,430,858 Ordinary Shares outstanding as of 12/31/13 (comprised of 58,995,186 Class A Ordinary Shares and 141,435,672 Class B Ordinary Shares), as set forth in the Issuer’s most recent Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on 3/28/14. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder at any time. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, whereas each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 86737M100	13G
1.	Names of Reporting Persons WI Harper INC VI Management Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) X (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (3)
12.	Type of Reporting Person (see instructions) CO

(1)
This Schedule 13G is filed by WI Harper INC Fund VI Ltd. (“Fund”), WI Harper INC VI Management Limited, the manager of Fund (“Manager”), Peter Liu, and David Zhang (collectively, the “Fund Parties”).  The Fund Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
Shares are directly held by Fund.  David Zhang, a director of the Issuer, and Peter Liu are Class C Shareholders of Manager.  Each of David Zhang, Peter Liu, and Manager may be deemed to share voting and dispositive power over the shares held by Fund.

(3)
This percentage is calculated based on a total of 200,430,858 Ordinary Shares outstanding as of 12/31/13 (comprised of 58,995,186 Class A Ordinary Shares and 141,435,672 Class B Ordinary Shares), as set forth in the Issuer’s most recent Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on 3/28/14. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder at any time. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, whereas each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 86737M100	13G
1.	Names of Reporting Persons Peter Liu
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) X (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (3)
12.	Type of Reporting Person (see instructions) IN

(1)
This Schedule 13G is filed by WI Harper INC Fund VI Ltd. (“Fund”), WI Harper INC VI Management Limited, the manager of Fund (“Manager”), Peter Liu, and David Zhang (collectively, the “Fund Parties”).  The Fund Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
Shares are directly held by Fund.  David Zhang, a director of the Issuer, and Peter Liu are Class C Shareholders of Manager.  Each of David Zhang, Peter Liu, and Manager may be deemed to share voting and dispositive power over the shares held by Fund.

(3)
This percentage is calculated based on a total of 200,430,858 Ordinary Shares outstanding as of 12/31/13 (comprised of 58,995,186 Class A Ordinary Shares and 141,435,672 Class B Ordinary Shares), as set forth in the Issuer’s most recent Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on 3/28/14. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder at any time. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, whereas each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

CUSIP No. 86737M100	13G
1.	Names of Reporting Persons David Zhang
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a)
(b) X (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 Shares
	6.	Shared Voting Power 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
	7.	Sole Dispositive Power 0 Shares
	8.	Shared Dispositive Power 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,786,900 Class B Ordinary Shares (represented by 2,297,817 ADRs) (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (3)
12.	Type of Reporting Person (see instructions) IN

(1)
This Schedule 13G is filed by WI Harper INC Fund VI Ltd. (“Fund”), WI Harper INC VI Management Limited, the manager of Fund (“Manager”), Peter Liu, and David Zhang (collectively, the “Fund Parties”).  The Fund Parties expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)
Shares are directly held by Fund.  David Zhang, a director of the Issuer, and Peter Liu are Class C Shareholders of Manager.  Each of David Zhang, Peter Liu, and Manager may be deemed to share voting and dispositive power over the shares held by Fund.

(3)
This percentage is calculated based on a total of 200,430,858 Ordinary Shares outstanding as of 12/31/13 (comprised of 58,995,186 Class A Ordinary Shares and 141,435,672 Class B Ordinary Shares), as set forth in the Issuer’s most recent Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on 3/28/14. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder at any time. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, whereas each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Introductory Note:  This Statement on Schedule 13G is filed on behalf of 1) WI Harper INC Fund VI Ltd. (“Fund”), a Company organized under the laws of Cayman Islands; 2) WI Harper INC VI Management Limited (“Manager”), a Company organized under the laws of Cayman Islands and the manager of Fund; 3) Peter Liu, a Class C Shareholder of Manager; and 4) David Zhang, a director of the Issuer and a Class C Shareholder of Manager; in respect of Class B Ordinary Shares of Sungy Mobile Limited.

Item 1(a).	Name of Issuer: Sungy Mobile Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: Floor 17, Tower A, China International Center No. 33 Zhongshan 3rd Road Yuexiu District Guangzhou 510055 The People’s Republic of China
Item 2(a).	Name of Person Filing: WI Harper INC Fund VI Ltd. WI Harper INC VI Management Limited Peter Liu David Zhang
Item 2(b).	Address of Principal Business Office or, if none, Residence: 50 California Street, Suite 2580, San Francisco, CA 94111
Item 2(c).	Citizenship: Both entities were organized in Cayman Islands. The individuals are both United States citizens.
Item 2(d).	Title of Class of Securities: Class B Ordinary Shares
Item 2(e).	CUSIP Number: 86737M100
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership The beneficial ownership information set forth below is presented as of December 31, 2013

Fund Parties	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
WI Harper INC Fund VI Ltd.	13,786,900	0	13,786,900	0	13,786,900	13,786,900	6.9%
WI Harper INC VI Management Limited (1)	0	0	13,786,900	0	13,786,900	13,786,900	6.9%
Peter Liu (1)	0	0	13,786,900	0	13,786,900	13,786,900	6.9%
David Zhang (1)	0	0	13,786,900	0	13,786,900	13,786,900	6.9%

(1)
WI Harper INC VI Management Limited serves as the manager of WI Harper INC Fund VI Ltd. and owns no securities of the Issuer directly.  Peter Liu and David Zhang, a director of the Issuer, serve as Class C Shareholders of WI Harper INC VI Management Limited and own no securities of the Issuer directly. Each of David Zhang, Peter Liu, and Manager may be deemed to share voting and dispositive power over the shares held by Fund.

(2)
As of the date of this filing, the filing persons beneficially owned 6.9% of the Issuer’s outstanding Ordinary Shares, based on a total of 200,430,858 Ordinary Shares outstanding as of December 31, 2013 (comprised of 58,995,186 Class A Ordinary Shares and 141,435,672 Class B Ordinary Shares), as disclosed in the Issuer’s Form 6-K filed with SEC on March 28, 2014. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, whereas each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2014

WI Harper INC Fund VI Ltd.		WI Harper INC VI Management Limited

By:	WI Harper INC VI Management Limited,	By:	/s/ Peter Liu
	its manager		Name: Peter Liu
Title: Class C Shareholder
By:	/s/ Peter Liu
Name: Peter Liu
Title: Class C Shareholder

	/s/ Peter Liu		/s/ David Zhang
	Peter Liu		David Zhang

EXHIBITS

A:           Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Class B Ordinary Shares of Sungy Mobile Limited is filed on behalf of each of us.

Dated:  April 21, 2014

WI Harper INC Fund VI Ltd.		WI Harper INC VI Management Limited

By:	WI Harper INC VI Management Limited,	By:	/s/ Peter Liu
	its manager		Name: Peter Liu
Title: Class C Shareholder
By:	/s/ Peter Liu
Name: Peter Liu
Title: Class C Shareholder

	/s/ Peter Liu		/s/ David Zhang
	Peter Liu		David Zhang